UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For November 15, 2024

Commission File Number: 001-41901

J-LONG GROUP LIMITED

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

Flat F, 8/F, Houston Industrial Building
32-40 Wang Lung Street, Tsuen Wan
New Territories, Hong Kong
(Address of principal executive offices)

Edwin Chun Yin Wong, Chief Executive Officer

Telephone: +852 3693 2110

Email: edwin.wong@j-long.com

Flat F, 8/F, Houston Industrial Building
32-40 Wang Lung Street, Tsuen Wan
New Territories, Hong Kong

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

ANNUAL GENERAL MEETING OF MEMBERS

J-Long Group Limited, a Cayman Islands exempt company (the “Corporation” or “JL”), held its Annual General Meeting of Members at 11:00 a.m., local time, on November 15, 2024, at the office of the Corporation located at Flat F, 8/F, Houston Industrial Building, 32-40 Wang Lung Street, Tsuen Wan, New Territories, Hong Kong, for the following purposes:

(1)	To elect the following five (5) persons to serve as directors of the Corporation in their respective capacities until the next annual general meeting of Shareholders and thereafter until their successors shall have been elected and qualified: (i) Danny Tze Ching Wong, Chairman of the Board; (ii) Edwin Chun Yin Wong, Executive Director; (iii) Chan Sui Sum, Independent non-Executive Director; (iv) Pun Yiu Candy Alice, Independent non-Executive Director; and (v) Nathaniel Clifton Chan, Independent non-Executive Director.

(2)	To approve a share consolidation (the “Reverse Stock Split”) of the Corporation’s issued ordinary shares in a range from 1 for 1.5 to 1 for 10 ordinary shares (the “Range”), provided that the Board of Directors may, in its sole and absolute discretion elect to either: (i) not effect the Reverse Stock Split; or (ii) effect the Reverse Stock Split so long as the Reverse Stock Split is within the Range as specified; and further the Board of Directors shall have the authority, but not the obligation, in its sole discretion and without any further action on the part of the Members to effect the Reverse Stock Split within the Range at any time after November 15, 2024 following approval of the Reverse Stock Split by the Members when it believes the Reverse Stock Split to be most advantageous and in the best interests of the Corporation;

(3)	To ratify the appointment of appointment of ZH CPA, LLC as the Corporation’s independent registered public accounting firm for the fiscal year ending March 31, 2025

(4)	To consider and act upon such other business as may properly come before the Meeting or any adjournments thereof.

Only Members of record at the close of business on October 15, 2024 were entitled to notice of and to vote at the Meeting.

RESULTS OF THE ANNUAL GENERAL MEETING OF MEMBERS

On November 15, 2024, the Corporation’s Annual General Meeting of Members was held at 11:00 a.m., local time, at the office of the Corporation located at Flat F, 8/F, Houston Industrial Building, 32-40 Wang Lung Street, Tsuen Wan, New Territories, Hong Kong. The results of the Annual Meeting were as follows:

1.	The following five (5) persons were elected to serve as directors of the Corporation until the next annual meeting of Shareholders and thereafter until their successors shall have been elected and qualified: (i) Danny Tze Ching Wong, as Chairman of the Board; (ii) Edwin Chun Yin Wong, as an Executive Director; (iii) Chan Sui Sum, as an Independent non-Executive Director; (iv) Pun Yiu Candy Alice, as an Independent non-Executive Director; and (v) Nathaniel Clifton Chan, as an Independent non-Executive Director; e

2.	At the AGM, the members of the Company approved and ratified a resolution granting authority to the Board of Directors to effect a share consolidation (the “Reverse Stock Split”) of the Company’s issued and outstanding ordinary shares in a range from 1 for 1.5 to 1 for 10 ordinary shares (the “Range”), provided that the Board in its sole and absolute discretion may elect to either: (i) not effect the Reverse Stock Split; or (ii) effect the Reverse Stock Split so long as the Reverse Stock Split is within the Range as specified; and further the Board of Directors had the authority, but not the obligation, in its sole discretion and without any further action on the part of the Members to effect the Reverse Stock Split within the Range at any time after the AGM, when it believes the Reverse Stock Split to be most advantageous and in the best interests of the Corporation.

3.	The appointment of ZH CPA, LLC as the Corporation’s independent registered public accounting firm for the fiscal year ending March 31, 2025 was duly approved and ratified.

Exhibits

99.1	Notice and Proxy Statement for the Annual General Meeting
99.2	Press Release dated November 19, 2024, with respect to “Receipt of NASDAQ Determination Letter”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

J-LONG GROUP LIMITED
(Registrant)

Date: November 22, 2024	By:	/s/ Edwin Chun Yin Wong
Edwin Chun Yin Wong, Chief Executive Officer

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